# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC, CIK 0001862281
CUSIP: 00640Q108
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: ONE NORTH WACKER DRIVE, SUITE 2700, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 04/01/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001163648
Persons authorized to receive notices and communications: Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts (MA), 02110, 617-951-8000

## Reporting persons
- CI Adams Street Global Private Markets Fund (CIK 0002067162): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 34,205,911.01; sole dispositive power 0; shared dispositive power 34,205,911.01; aggregate amount beneficially owned 34,205,911.01 (86.9% of the class)
- CI INVESTMENTS INC. (CIK 0001163648): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 34,205,911.01; sole dispositive power 0; shared dispositive power 34,205,911.01; aggregate amount beneficially owned 34,205,911.01 (86.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares
Name of issuer: ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC
Address of issuer's principal executive offices: ONE NORTH WACKER DRIVE, SUITE 2700, CHICAGO, Illinois (IL), 60606
Comment: This Schedule 13D (the "Schedule 13D") is being filed with respect to Class I shares (the "Shares") of Adams Street Private Equity Navigator Fund LLC, a limited liability company organized under the laws of the State of Delaware (the "Issuer"), with its principal executive offices at One North Wacker Drive, Suite 2700, Chicago, IL 60606.

## Item 2. Identity and Background
Name of person filing:
(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the "Reporting Person"):

- CI Adams Street Global Private Markets Fund , a trust organized under the laws of the province of Ontario, Canada (the "Fund")
- CI Investments Inc., a corporation organized under the laws of the province of Ontario, Canada (the "Manager")

The Shares reported herein are owned directly by the Fund. The Manager serves as investment manager to the Fund and may be deemed to have beneficial ownership over the Shares directly owned by the Fund. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any such Shares for purposes of Section 16(a) or Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.
Residence or business address: (b) The business address of each of the Reporting Persons is 15 York Street, 2nd Floor, Toronto, Ontario, Canada M5J 0-A3.
Present principal occupation or employment: (c) The Fund is a trust, the principal business of which is to hold and manage securities for investment purposes on behalf of its investors. The Manager is an investment advisor registered under the laws of the provinces and territories of Canada, the principal business of which is to serve as the investment manager, among other things, of certain funds and certain other client accounts.
Criminal convictions in the last five years: (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding neither was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
Citizenship: (f) The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein were acquired by the Fund in exchange for the Fund's interests in Adams Street Global Private Markets Fund LP, the predecessor of the Issuer. Such limited partnership interests which were originally acquired using working capital of the Fund, being subscription proceeds from investors of the Fund, were valued at approximately $342,059,000 at the time of such exchange.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer based on the Reporting Persons' belief that such securities, when purchased, represented an attractive investment opportunity.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and operating performance, the price level of the Shares, retail industry dynamics, conditions in the securities markets and general macroeconomic factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, entering into any other derivative transactions with respect to the Shares, or changing its intention with respect to any and all matters referred to in this Item 4, in each case to the extent permitted under applicable law. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its plans with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: (a) and (b) See Items 7-13 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days: (c) During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as described in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement between the Reporting Persons.

## Signatures
- CI Adams Street Global Private Markets Fund: /s/ Yvette Zhang, Yvette Zhang, Director and Chief Financial Officer (05/15/2025)
- CI INVESTMENTS INC.: By: /s/ Elsa Li, Elsa Li, Secretary (05/15/2025)